Exhibit 12.1
FORMFACTOR, INC.
Consolidated Ratio of Earnings to Fixed Charges

	Six Months Ended	Years Ended
	June 28,	Dec 28,	Dec 29,	Dec 31,	Dec 25,	Dec 26,
	2014	2013	2012	2011	2010	2009
	(in thousands)
Earnings:
(Loss) from continuing operations before income taxes	$(16,780)	$(57,782)	$(61,966)	$(67,882)	$(190,206)	$(142,439)
Fixed charges	774	1,664	1,555	1,630	1,807	1,915
Amortization of capitalized interest	—	—	—	—	—	—
Interest capitalized	—	—	—	—	—	—

Earnings, adjusted	$(16,006)	$(56,118)	$(60,411)	$(66,252)	$(188,399)	$(140,524)

Fixed Charges:
Interest expense	$1	$17	$8	$16	$—	$—
Interest capitalized	—	—	—	—	—	—
Interest portion of rental expense (2)	773	1,647	1,548	1,614	1,807	1,915

Earnings, adjusted	$774	$1,664	$1,556	$1,630	$1,807	$1,915

Ratio of earnings to fixed charges	N.A	N.A	N.A	N.A	N.A	N.A
Dollar amount of deficiency (3)	$(16,780)	$(57,782)	$(61,967)	$(67,882)	$(190,206)	$(142,439)
(1) For purposes of calculating our ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, fixed charges and amortization of interest capitalized, less interest capitalized. Fixed charges consist of interest expense, interest capitalized and an estimate of the interest within our rental expense.
(2) Interest component of rental expense is estimated to equal 1/3rd of such expense, which is considered a reasonable approximation of the interest factor.
(3) Dollar amount of deficiency is the amount of earnings required to attain a ratio of 1:1.